Exhibit 99.2

CONSOLIDATED FINANCIAL STATEMENTS AND NOTES

FOR THE YEAR ENDED DECEMBER 31, 2012

SILVERCREST MINES INC.

REPORT OF INDEPENDENT REGISTERED
PUBLIC ACCOUNTING FIRM

To the Shareholders of
SilverCrest Mines Inc.

We have audited the accompanying consolidated financial statements of SilverCrest Mines Inc., which comprise the consolidated statements of financial position as at December 31, 2012 and December 31, 2011 and the consolidated statements of operations and comprehensive earnings, cash flows and changes in shareholders’ equity (deficiency) for the years then ended, and a summary of significant accounting policies and other explanatory information.

Management’s Responsibility for the Consolidated Financial Statements

Management is responsible for the preparation and fair presentation of these consolidated financial statements in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board, and for such internal control as management determines is necessary to enable the preparation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

Auditors’ Responsibility

Our responsibility is to express an opinion on these consolidated financial statements based on our audits.  We conducted our audits in accordance with Canadian generally accepted auditing standards and with the standards of the Public Company Accounting Oversight Board (United States).  Those standards require that we comply with ethical requirements and plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the consolidated financial statements.  The procedures selected depend on the auditors’ judgment, including the assessment of the risks of material misstatement of the consolidated financial statements, whether due to fraud or error.  In making those risk assessments, the auditor considers internal control relevant to the entity’s preparation and fair presentation of the consolidated financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity’s internal control.  An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements.

We believe that the audit evidence we have obtained in our audits is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of SilverCrest Mines Inc. as at December 31, 2012 and December 31, 2011 and its financial performance and its cash flows for the years then ended in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board.

“DAVIDSON & COMPANY LLP”

Vancouver, Canada	Chartered Accountants

March 12, 2013

SILVERCREST MINES INC.
CONSOLIDATED STATEMENTS OF FINANCIAL POSITION
(Expressed in United States Dollars)

AS AT

	December 31, 2012	December 31, 2011

ASSETS

Current Assets
Cash and cash equivalents	$28,147,049	$9,740,274
Designated cash (note 10)	-	1,450,000
Short term investments	20,000,000	14,749,500
Amounts receivable	497,004	541,104
Prepaid expenses	334,812	259,881
Inventory (note 5)	12,231,752	9,293,761
Total Current Assets	61,210,617	36,034,520

Non-Current Assets
Value added taxes receivable	6,355,457	3,442,815
Property, plant and equipment (note 6)	43,445,953	32,848,898
Exploration and evaluation assets (note 7)	11,059,062	4,352,304
Total Non-Current Assets	60,860,472	40,644,017

TOTAL ASSETS	$122,071,089	$76,678,537

LIABILITIES AND SHAREHOLDERS’ EQUITY

Current Liabilities
Accounts payable and accrued liabilities	$3,576,042	$2,669,887
Income taxes payable	-	985,000
Derivative instruments (note 10)	-	5,722,320
Deferred revenue (note 8)	2,476,900	2,565,084
Total Current Liabilities	6,052,942	11,942,291

Non-Current Liabilities
Asset retirement obligations (note 9)	4,015,862	3,025,742
Deferred revenue (note 8)	6,473,124	8,999,539
Deferred tax liability (note 20)	1,625,000	364,000
Derivative instruments (note 10)	-	18,141,887
Total Non-Current Liabilities	12,113,986	30,531,168

Total Liabilities	18,166,928	42,473,459

Shareholders’ Equity
Capital stock (note 11)	103,246,773	64,229,007
Reserves (note 11)	4,710,841	5,066,791
Accumulated other comprehensive loss	(1,498,045)	(2,059,568)
Deficit	(2,555,408)	(33,031,152)
Total Shareholders' Equity	103,904,161	34,205,078

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	$122,071,089	$76,678,537

Nature and continuance of operations (note 1)
Commitments (note 18)
Subsequent events (note 18, 22)

Approved by the Board and authorized for issue on March 12, 2013.

“J. Scott Drever”	Director	“Barney Magnusson”	Director
The accompanying notes are an integral part of these consolidated financial statements.

SILVERCREST MINES INC.
 CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE EARNINGS
 (Expressed in United States Dollars)

Years Ended December 31,	2012	2011

Revenues (note 12)	$70,520,085	$41,870,124

Cost of sales (note 13)	(18,307,681)	(9,526,888)

Depletion, depreciation and accretion	(5,931,042)	(3,386,674)

Mine operating earnings	46,281,362	28,956,562

Income (expenses)
General and administrative expenses (note 14, 16)	(5,568,582)	(4,093,438)
Share-based compensation (note 11)	(1,477,301)	(1,573,322)
Foreign exchange gain	194,728	167,815
Interest income	301,683	243,247
Finance costs	-	(1,397,488)
Loss on derivative instruments (note 10)	(3,839,146)	(11,497,957)
	(10,388,618)	(18,151,143)

Earnings before taxes	35,892,744	10,805,419

Taxes
Current income tax expense (note 20)	(4,156,000)	(985,000)
Deferred tax expense (note 20)	(1,261,000)	(364,000)
Net earnings	30,475,744	9,456,419

Other comprehensive earnings (loss)
Foreign exchange gain (loss) on translation to US Dollars	561,523	(1,022,390)

Comprehensive earnings for the year	$31,037,267	$8,434,029

Earnings per common share (note 15)
Basic	$0.33	$0.12
Diluted	$0.32	$0.11

The accompanying notes are an integral part of these consolidated financial statements.

SILVERCREST MINES INC.
CONSOLIDATED STATEMENTS OF CASH FLOWS
 (Expressed in United States Dollars)

Years Ended December 31,	2012	2011

CASH FLOWS FROM OPERATING ACTIVITIES
Net earnings for the year	$30,475,744	$9,456,419
Items not affecting cash:
Depletion, depreciation and accretion	5,931,042	3,386,674
Interest income	(301,683)	(243,247)
Share-based compensation	1,477,301	1,573,322
Finance costs	-	1,397,488
Unrealized foreign exchange loss	305,206	75,105
Loss on derivatives (note 10)	3,839,146	11,497,957
Derivative revenue recorded (note 12)	(4,448,553)	(12,216,947)
Deferred revenue (note 8)	(2,614,598)	(1,623,397)
Current income tax expense	4,156,000	985,000
Deferred tax expense	1,261,000	364,000
Cash flows before changes in working capital items	40,080,605	14,652,374
Amounts receivable	(122,455)	(216,225)
Taxes receivable	(5,227,642)	(2,225,838)
Prepaid expenses	(79,894)	(195,452)
Inventory	(2,680,514)	(2,993,489)
Accounts payable and accrued liabilities	(59,393)	321,128
Cash flows before income taxes	31,910,707	9,342,498
Income taxes paid	(2,826,000)	-
Net cash provided by operating activities	29,084,707	9,342,498
CASH FLOWS FROM FINANCING ACTIVITIES
Capital stock issued	34,521,563	30,924,000
Capital stock issuance costs	(2,190,227)	(2,111,836)
European gold call option settlement (note 10)	-	(3,020,609)
Hedge facility settlement (note 10)	(23,254,800)	-
Warrants exercised	4,595,047	884,700
Stock options exercised	258,132	728,805
Long term debt - repayment	-	(12,500,000)
Interest paid	-	(826,574)
Net cash provided by financing activities	13,929,715	14,078,486
CASH FLOWS FROM INVESTING ACTIVITIES
Property, plant and equipment	(14,940,492)	(7,286,798)
Sales of silver and gold capitalized (note 6)	-	3,810,044
Short term investments redemption	14,490,000	-
Short term investments purchased	(20,000,000)	(15,316,500)
Exploration and evaluation	(6,587,484)	(2,000,563)
Interest received	456,100	49,745
Net cash used in investing activities	(26,581,876)	(20,744,072)

Impact of exchange rate changes on cash and cash equivalents	524,229	(521,261)

Change in cash and cash equivalents, during the year	16,956,775	2,155,651
CASH AND CASH EQUIVALENTS, beginning of the year	11,190,274	9,034,623
CASH AND CASH EQUIVALENTS, end of the year	$28,147,049	$11,190,274

Cash and cash equivalents is represented by:
Cash	$23,147,049	$1,873,874
Cash equivalents	5,000,000	7,866,400
Designated cash	-	1,450,000
	$28,147,049	$11,190,274

Supplemental disclosure with respect to cash flows (note 17)
 The accompanying notes are an integral part of these consolidated financial statements

SILVERCREST MINES INC.
CONSOLIDATED STATEMENT OF CHANGES IN SHAREHOLDERS’ EQUITY (DEFICIENCY)

(Expressed in United States Dollars)

	Capital Stock		Reserves	Accumulated	Deficit	Total
	Number	Amount	Share-Based	Other
			Payments	Comprehensive Loss

Balance at December 31, 2010	66,877,929	$33,630,810	$3,665,997	$(1,037,178)	$(42,487,571)	$(6,227,942)

Warrants exercised	562,500	1,085,475	(200,775)	-	-	884,700
Fair value of agent warrants	-	(401,550)	401,550	-	-	-
Stock options exercised	943,750	1,102,108	(373,303)	-	-	728,805
Issuance of capital stock	18,750,000	30,924,000	-	-	-	30,924,000
Share issue costs	-	(2,111,836)	-	-	-	(2,111,836)
Share-based compensation	-	-	1,573,322	-	-	1,573,322
Net earnings for the year	-	-	-	-	9,456,419	9,456,419
Currency translation adjustment	-	-	-	(1,022,390)	-	(1,022,390)

Balance at December 31, 2011	87,134,179	64,229,007	5,066,791	(2,059,568)	(33,031,152)	34,205,078

Warrants exercised	5,052,200	6,321,771	(1,726,724)	-	-	4,595,047
Stock options exercised	176,000	364,659	(106,527)	-	-	258,132
Issuance of capital stock	13,529,750	34,521,563	-	-	-	34,521,563
Share issue costs	-	(2,190,227)	-	-	-	(2,190,227)
Share-based compensation	-	-	1,477,301	-	-	1,477,301
Net earnings for the year	-	-	-	-	30,475,744	30,475,744
Currency translation adjustment	-	-	-	561,523	-	561,523

Balance at December 31, 2012	105,892,129	$103,246,773	$4,710,841	$(1,498,045)	$(2,555,408)	$103,904,161

The accompanying notes are an integral part of these consolidated financial statements

SILVERCREST MINES INC. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Expressed in United States Dollars) YEARS ENDED DECEMBER 31, 2012 and 2011	TSX.V:SVL NYSE MKT:SVLC

1.      NATURE AND CONTINUANCE OF OPERATIONS

SilverCrest Mines Inc. (“SilverCrest” or the “Company”) is incorporated under the jurisdiction of the Province of British Columbia, Canada pursuant to the British Columbia Business Corporations Act. The Company is engaged in mining at the Santa Elena Mine in Mexico and is involved in related activities including acquisition, exploration, development, extraction, processing and reclamation.

The head office and principal address of the Company is 570 Granville Street, Suite 501, Vancouver, BC, Canada, V6C 3P1. The address of the Company’s registered and records office is 19th Floor, 885 West Georgia Street, Vancouver, BC, Canada, V6C 3E8. SilverCrest is a public company which is listed on the TSX Venture Exchange (under the symbol SVL) and the NYSE MKT (under the symbol SVLC).

The Company is engaged in mining operations at the Santa Elena Mine in Mexico and is involved in related activities including acquisition, exploration, and development of mineral properties, the extraction and processing of economic minerals, and reclamation of impacted lands. The recoverability of the amounts shown for mineral properties and related deferred exploration costs are dependent upon the existence of economically recoverable reserves, successful permitting, the ability of the Company to obtain necessary financing to complete exploration and development of those resources and upon future profitable production. Furthermore, the acquisition of title to mineral properties is a complicated and uncertain process in some jurisdictions, and while the Company has taken steps in accordance with normal industry standards to verify its title to the mineral properties in which it has an interest, there can be no assurance that such title will ultimately be secured. The carrying amounts of mineral properties are based on costs incurred to date, and do not necessarily represent present or future values.

Commercial production at the Santa Elena Mine commenced on April 1, 2011. The Company in fiscal 2012 generated net cash flow from operations of $29,084,707 and received $34,521,563 from an equity financing (note 11) to assure continuation of the Company’s operations and development programs for the next fiscal year.

YEARS ENDED DECEMBER 31,	2012	2011
Working Capital	$55,157,675	$24,092,229
Deficit	$(2,555,408)	$(33,031,152)

2.	SIGNIFICANT ACCOUNTING POLICIES

Statement of Compliance

These consolidated financial statements have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”) under the historical cost convention, as modified by revaluation of derivative contracts and certain financial assets.

The accounting policies set out below have been applied consistently to all periods presented in these consolidated financial statements and are based on IFRS in effect as at March 12, 2013, the date the Board of Directors approved these consolidated financial statements for issue.

Basis of Preparation

These consolidated financial statements include the accounts of SilverCrest and its wholly-owned subsidiaries NorCrest Silver Inc., and SVL Minerals Ltd. (both incorporated under the laws of Canada), and Nusantara de Mexico S.A. de C.V., Santa Elena Oro y Plata S.A. de C.V., Minera de Cerro Santo S.A. de C.V., Magellan Exploracion S.A. de C.V. and SilverCrest de Mexico S.A. de C.V. (all incorporated under the laws of Mexico).  All intercompany balances, transactions, income and expenses, and profits or losses have been eliminated on consolidation.

SilverCrest consolidates subsidiaries where the Company has the ability to exercise control. Control is achieved when the Company has the power to govern the financial and operating policies of the entity. Control is normally achieved through ownership, directly or indirectly, of more than 50 percent of the voting power. Control can also be achieved through power over more than half of the voting rights by virtue of an agreement with other investors or through the exercise of de facto control.

SILVERCREST MINES INC. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Expressed in United States Dollars) YEARS ENDED DECEMBER 31, 2012 and 2011	TSX.V:SVL NYSE MKT:SVLC

2.	SIGNIFICANT ACCOUNTING POLICIES (continued)

Company	Ownership%	Place of Incorporation	Principal Activity
NorCrest Silver Inc.	100%	Canada	Holding Company
SVL Minerals Ltd.	100%	Canada	Holding Company
Nusantara de Mexico S.A. de C.V.	100%	Mexico	Santa Elena Mine and Mineral Development
Santa Elena Oro Y Plata S.A. de C.V.	100%	Mexico	Service Company
Minera de Cerro Santo S.A. de C.V.	100%	Mexico	Service Company
Magellan Exploracion S.A. de C.V.	100%	Mexico	Service Company
SilverCrest de Mexico S.A. de C.V.	100%	Mexico	Exploration and Evaluation

Use of Judgments and Estimates

The preparation of these consolidated financial statements in accordance with IFRS requires management to make judgments, estimates and assumptions that affect the reported amounts and the valuation of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenditures during the year.

These judgments and estimates are continuously evaluated and are based on management’s experience and knowledge of the relevant facts and circumstances. Actual results may differ from the amounts included in the consolidated financial statements. Information about such judgments and estimates are contained in the accounting policies and/or the notes to these consolidated financial statements.

The key areas where judgments, estimates and assumptions have been made are summarized as follows:

•
Estimates of the quantities of proven and probable reserves and the portion of resources considered to be probable of economic extraction, which are used in: the calculation of depletion expense; the capitalization of production phase stripping costs; and, forecasting the timing of the payments related to the asset retirement obligations. SilverCrest estimates ore reserves and mineral resources based on information compiled by qualified persons as defined in accordance with the Canadian Securities Administrators’ National Instrument 43-101 Standards of Disclosure for Mineral Projects requirements;

•	Estimates of ounces of gold/silver ore in stockpiles and on leach pads that are based on the number of tonnes added, the gold/silver contained therein and the metallurgical recovery rate;

•	The determination of the date on which a mine commences commercial production, since capitalization of certain costs and revenues ceases upon commencing commercial production;

•	The determination that costs related to exploration drilling, evaluation studies and other development work that have been capitalized have probable future benefit and are economically recoverable;

•	The estimated useful lives of property, plant and equipment, and the measurement of depreciation expense;

•	The estimated fair values of cash generating units for non-current asset impairment tests;

•
Recognition of provisions for asset retirement obligations, including the estimation of the rehabilitation costs, timing of expenditures, the impact of changes in discount rates, and changes in environmental and regulatory requirements;

•	The determination of the Company’s functional currencies;

•	The estimation of the tax basis of assets and liabilities and related deferred income tax assets and liabilities, the measurement of income tax expense, and indirect taxes;

•	The determination of the fair value of derivative instruments, agent warrants in capital stock, and inputs used in accounting for share-based compensation; and

•	The recoverability of amounts receivable and value added taxes receivable.

SILVERCREST MINES INC. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Expressed in United States Dollars) YEARS ENDED DECEMBER 31, 2012 and 2011	TSX.V:SVL NYSE MKT:SVLC

2.	SIGNIFICANT ACCOUNTING POLICIES (continued)

Cash, cash equivalents and short term investments

Cash and cash equivalents consist of cash on hand and highly liquid investments with maturities of three months or less that are readily convertible to known amounts of cash and which are subject to an insignificant risk of change in value.

Short term investments comprise highly liquid United States dollar denominated term deposits or Canadian dollar denominated guaranteed investment certificates with terms to maturity of greater than ninety days but no more than one year. Short term investments are carried at the lower of cost or recoverable amount.

Amounts receivable

Amounts receivable are recorded at face value less any provisions for uncollectable amounts considered necessary.

Value added taxes receivable

Value added taxes receivable are comprised of taxes in Mexico that the Company has paid and due to be refunded or deducted from income taxes payable (note 20). Due to the lengthy collection process, the asset has been classified as non-current.  The Company believes the balance is fully recoverable and has not provided an allowance.

Inventories

The Company produces two minerals, silver and gold. Inventories consist of silver and gold in process, finished goods and supplies. These inventories are valued at the lower of cost and net realizable value after consideration of additional processing, refining and transportation costs. For all silver and gold inventories, net realizable value is calculated as with reference to relevant metal prices and estimated costs to complete production into a saleable form.

(i) Silver and gold in process inventory

The recovery of silver and gold is achieved through a heap leaching process. Costs are added to ore on leach pads based on current mining and processing costs, including applicable overhead, and depreciation relating to mining operations. Costs are removed from ore on leach pads as ounces are recovered, based on the lower of cost per ounce of silver and gold and net realizable value.

(ii) Finished goods inventory

Finished goods inventory consists of silver and gold dore bars, and is valued at the lower of cost and net realizable value.

(iii) Supplies inventory

Supplies inventory consists of materials and supplies used in operations such as fuel, explosives, reagents and spare parts. These are valued at the lower of weighted average cost and net realizable value.

The Company records provisions to reduce inventory to net realizable value to reflect changes in economic factors that impact inventory value and to reflect present intentions for the use of slow moving and obsolete supplies inventory. Provisions are reversed to reflect subsequent recoveries in net realizable value where the inventory is still on hand.

Property, plant and equipment

Property, plant and equipment (“PPE”) is stated at cost less accumulated depreciation, depletion and accumulated impairment losses. The cost of an item of PPE consists of the purchase price, any costs directly attributable to bringing the asset to the location and condition necessary for its intended use and an initial estimate of the costs of dismantling and removing the item and restoring the site on which it is located.

Depreciation and depletion is provided using the straight line method or unit of production over the following terms:

Property, plant and equipment	8 years
Vehicles	4 years
Computer equipment and furniture	3-5 years
Computer software	1 year
Mining assets	Unit of production

An item of PPE is derecognized upon disposal, when held for sale, or when no future economic benefits are expected to arise from the continued use of the asset. Any gain or loss arising on disposal of the asset, determined as the difference between the net disposal proceeds and the carrying amount of the asset, is recognized in profit or loss.

SILVERCREST MINES INC. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Expressed in United States Dollars) YEARS ENDED DECEMBER 31, 2012 and 2011	TSX.V:SVL NYSE MKT:SVLC

2.     SIGNIFICANT ACCOUNTING POLICIES (continued)

Impairment

The Company conducts an annual assessment of the residual balances, useful lives and depreciation and depletion methods being used for PPE and any impairment arising from the assessment is recognized in profit or loss.

An impairment loss is reversed if there is an indication that there has been a change in the estimates used to determine the recoverable amount. An impairment loss is reversed only to the extent that the asset’s carrying amount does not exceed the carrying amount that would have been determined, net of depreciation, if no impairment loss had been recognized.

Commercial and pre-commercial production

Commercial production is deemed to have commenced when management determines that the operational commissioning of major mine and plant components is complete, operating results are being achieved consistently for a period of time, and that there are indicators that these operating results will continue. The Company determines commencement of commercial production based on the following factors, which indicate that planned principal operations have commenced.

•	a significant portion of plant/mill capacity is achieved;
•	all facilities are operating at a steady state of production; and
•	a pre-determined, reasonable period of time has passed.

Prior to achieving commercial production, revenues and related expenses are recognized as reductions and increases, respectively, to mining asset carrying values included in PPE.

Expansion in Progress

Assets under construction at Santa Elena are capitalized as Expansion in Progress (“EIP”) and are presented as a separate asset within PPE. EIP includes deposits on long lead time items, any costs directly attributable to bringing assets under construction into working condition for its intended use, such as development costs to build new shafts, drifts and ramps that will enable the Company to physically access ore underground, exploration drilling, evaluation studies and other related development costs. EIP is currently not depreciated. Depreciation commences once the asset is complete and available for use.

Mine Development Stripping Costs

Stripping costs incurred during the development of a mine are capitalized into PPE. Stripping costs incurred during the commercial production phase are variable production costs that are included in the costs of inventory produced during the period that the stripping costs are incurred, unless the stripping activity can be shown to give rise to future benefits from the mineral property, in which case the stripping costs would be capitalized into PPE.

Future benefits arise when stripping activity increases the future output of the mine by providing access to new ore to which the previously deferred stripping costs in an area did not give access to. When stripping activities give rise to a future economic benefit, the costs associated with these activities are capitalized into PPE. Capitalized stripping costs are depleted on a unit-of-production basis, using estimated resources as the depletion base.

Borrowing costs

Interest and other financing costs relating to the acquisition, development and construction, and production of qualifying assets are capitalized as construction in progress or in mineral properties until they are complete and available for use, at which time they are transferred to the appropriate category within property, plant and equipment. Borrowing costs incurred after the asset has been placed into service as well as all other borrowing costs are charged to the statement of operations and comprehensive earnings.

SILVERCREST MINES INC. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Expressed in United States Dollars) YEARS ENDED DECEMBER 31, 2012 and 2011	TSX.V:SVL NYSE MKT:SVLC

2.     SIGNIFICANT ACCOUNTING POLICIES (continued)

Mineral properties and exploration and evaluation assets

Pre-exploration costs are expensed in the period in which they are incurred.

Once the legal right to explore a mineral property has been acquired, all costs related to the acquisition, exploration and evaluation of mineral properties are capitalized by property.  These direct expenditures include such costs as materials used, surveying costs, geological studies, drilling costs, payments made to contractors and depreciation of plant and equipment during the exploration phase.  Costs not directly attributable to exploration and evaluation activities, including general administrative overhead costs, are expensed in the period in which they occur.

Exploration and evaluation expenditures for each mineral property are carried forward as an asset provided that one of the following conditions is met:

Such costs are expected to be recouped in full through successful development and exploration of the mineral property or alternatively, by sale; or

Exploration and evaluation activities in the mineral property have not reached a stage which permits a reasonable assessment of the existence of economically recoverable reserves; however, active and significant operations in relation to the mineral property are continuing, or planned for the future.

The carrying values of capitalized amounts are reviewed annually, or when indicators of impairment are present. In the case of undeveloped properties, there may be only inferred resources to allow management to form a basis for the impairment review. The review is based on the Company’s intentions for the development of such a property. If a mineral property does not prove viable, all unrecoverable costs associated with the property are charged to profit or loss at the time the determination is made. Once the technical feasibility and commercial viability of extracting the mineral resource has been determined, the property is considered to be a mine under development and is classified as “mining assets”.  Exploration and evaluation expenditures accumulated are also tested for impairment before the mineral property costs are transferred to development properties.

Impairment of tangible and intangible assets

At each financial position reporting date the carrying amounts of the Company’s assets are reviewed to determine whether there is any indication that those assets are impaired. If any such indication exists, the recoverable amount of the asset is estimated in order to determine the extent of the impairment, if any. The recoverable amount is the higher of fair value less costs to sell and value in use, which is the present value of future cash flows expected to be derived from the asset. If the recoverable amount of an asset is estimated to be less than its carrying amount, the carrying amount of the asset is reduced to its recoverable amount and the impairment loss is recognized in the statement of operations and comprehensive earnings.

For the purposes of impairment testing, exploration and evaluation assets are allocated to cash-generating units to which the exploration activity relates. For an asset that does not generate largely independent cash inflows, the recoverable amount is determined for the cash generating unit to which the asset belongs. Where an impairment loss subsequently reverses, the carrying amount of the asset (or cash-generating unit) is increased to the revised estimate of its recoverable amount, but so that the increased carrying amount does not exceed the carrying amount that would have been determined had no impairment loss been recognized for the asset (or cash-generating unit) in prior years. A reversal of an impairment loss is recognized immediately in the statement of operations and comprehensive earnings.

Revenue recognition

Revenue is earned from the sale of refined silver and gold metal, and is recognized when the refiner credits the Company’s accounts, instructions are provided for sale, and the following specific conditions have been met:

•	the significant risks and rewards of ownership of the metal have been transferred to the purchaser;

•	the Company does not retain continuing managerial involvement to the degree usually associated with ownership or effective control over the metal sold;

•	the amount of revenue can be reliably measured;

•	it is probable that the economic benefits associated with the sale will flow to the Company; and

•	the costs incurred or to be incurred in respect of the sale can be reliably measured.

During the commissioning period prior to April 1, 2011, proceeds from the sale of silver and gold were applied as a reduction to the Santa Elena Mine construction and commissioning costs included in PPE.

SILVERCREST MINES INC. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Expressed in United States Dollars) YEARS ENDED DECEMBER 31, 2012 and 2011	TSX.V:SVL NYSE MKT:SVLC

2.     SIGNIFICANT ACCOUNTING POLICIES (continued)

Deferred revenue

Deferred revenue relates to the Upfront Deposit received from Sandstorm Gold Ltd. (“Sandstorm”) in exchange for the future delivery of gold ounces at a specified contract price and to the value of Sandstorm Shares received for the guarantee of obligations under the Purchase Agreement (note 8). As deliveries of gold are made to Sandstorm, the Company recognizes a portion of the deferred revenue as operating revenue. The amount recognized is based on the proportion of gold ounces sold to Sandstorm in the period, to the projected Santa Elena Project gold ounces attributable to Sandstorm.

Asset retirement obligations

The Company recognizes a legal liability for obligations relating to the reclamation of mineral interests (exploration and evaluation assets) and property, plant, and equipment when those obligations arise from the acquisition, construction, development, or normal operation of those assets. Such asset retirement costs must be recognized at fair value, when a reliable estimate of fair value can be made, in the period in which it is incurred, added to the carrying value of the asset, and amortized into income on a systematic basis over its useful life. When the extent of disturbance increases over the life of an operation, the provision is increased accordingly. Provisions are measured at the present value of the expected future expenditures required to settle the obligation, using a risk-free pre-tax discount rate reflecting the time value of money and risks specific to the liability. The liability is increased for the passage of time, and adjusted for changes to the current market-based risk-free discount rate as well as changes in the estimated amount or timing of the expected future expenditures.

Foreign currency translation

The presentation currency of the Company is the United States dollar. The Company considers the functional currency of its Canadian operations to be the Canadian dollar and the functional currency of its Mexican mining operations to be the United States dollar. The functional currency of each entity is determined after consideration of the primary economic environment of the entity.

Transactions denominated in foreign currencies (currencies other than the functional currency of an operation) are translated at the exchange rates on the date of the transaction. Monetary assets and liabilities denominated in foreign currencies are translated at the reporting date exchange rates.

On translation of entities with functional currencies other than the United States dollar, revenue and expense items are translated at average rates of exchange where there is a reasonable approximation of the exchange rate at the dates of the transactions. Statement of financial position items are translated at closing exchange rates at the reporting date. Exchange differences on the re-translation of the foreign currency entities at closing rates together with differences between the revenue and expenses translated at average and closing rates, are recorded in the currency translation adjustment reserve in shareholders’ equity.

Share-based compensation and payments

The Company grants stock options to buy common shares of the Company to directors, officers, employees and consultants. The cost of stock options granted is recorded based on the estimated fair-value at the grant date and charged to the statement of operations over the vesting period. Where stock options are subject to vesting, each vesting tranche is considered a separate award with its own vesting period and grant date fair value. The fair value of each tranche is measured at the date of grant using the Black-Scholes option pricing model. Compensation expense is recognized over the tranche’s vesting period by a charge to the statement of operations and comprehensive earnings, with a corresponding increase to reserves based on the number of options expected to vest. Consideration paid for the shares on the exercise of stock options is credited to capital stock. When vested options are forfeited or are not exercised at the expiry date the amount previously recognized in share‐based compensation is transferred to deficit. The number of options expected to vest is reviewed at least annually, with any impact being recognized immediately.

Warrants issued in equity financing transactions

The Company engages in equity financing transactions to obtain the funds necessary to continue operations and explore, evaluate and develop mineral properties. These equity financing transactions may involve issuance of common shares or units. A unit comprises a certain number of common shares and a certain number of share purchase warrants (“Warrants”). Depending on the terms and conditions of each equity financing agreement (“Agreement”), the Warrants are exercisable into additional common shares prior to expiry at a price stipulated by the Agreement. Warrants that are part of units are valued based on the residual value method and included in share capital with the common shares that were concurrently issued. Warrants that are issued as payment for an agency fee or other transactions costs are accounted for as share‐based payments.

SILVERCREST MINES INC. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Expressed in United States Dollars) YEARS ENDED DECEMBER 31, 2012 and 2011	TSX.V:SVL NYSE MKT:SVLC

2.     SIGNIFICANT ACCOUNTING POLICIES (continued)

Earnings per share

Basic earnings per share is computed by dividing net earnings available to common shareholders by the weighted average number of shares outstanding during the reporting period. Diluted earnings per share is computed similar to basic earnings per share except that the weighted average shares outstanding are increased to include additional shares for the assumed exercise of stock options and warrants, if dilutive. The number of additional shares is calculated by assuming that outstanding stock options and warrants were exercised and that proceeds from such exercises were used to acquire common stock at the average market price during the reporting periods.

Derivative instruments

The Company has used derivative instruments to reduce the potential impact of changing metal prices as required under lending agreements. Derivative instruments were measured at fair value at the end of each reporting period and the changes were recorded as a gain or loss on derivative instruments in the statement of operations and comprehensive earnings. The Company does not apply hedge accounting to its derivative transactions.

Taxation

Income tax expense comprises current and deferred income taxes. Current and deferred income taxes are recognized in profit or loss except to the extent that they relate to items recognized directly in equity. Current income tax expense is the expected tax payable on taxable income for the year, using tax rates enacted or substantively enacted at year end, adjusted for amendments to tax payable with regards to previous years.

The Company follows the asset and liability method of accounting for income taxes whereby deferred income tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred income tax assets and liabilities are measured using enacted or substantively enacted tax rates and laws expected to apply in the years in which temporary differences are expected to be recovered or settled.  The effect of a change in tax rates on deferred income tax assets and liabilities is recognized in operations in the period that includes the substantive enactment date.

A deferred tax asset is recognized only to the extent that it is probable that future taxable profits will be available against which the asset can be utilized. To the extent that the Company does not consider it probable that a deferred tax asset will be recovered, the deferred tax asset is not recorded. Deferred income tax assets and liabilities are presented as non-current in the financial statements.

Financial instruments

Financial assets are classified into one of the following categories based on the purpose for which the asset was acquired. All transactions related to financial instruments are recorded on a trade date basis. The Company’s accounting policy for each category is as follows:

Financial assets at fair value through profit or loss (“FVTPL”)

A financial asset is classified at fair value through profit or loss if it is classified as held for trading or is designated as such upon initial recognition. Financial assets are designated as at FVTPL if the Company manages such investments and makes purchase and sale decisions based on their fair value in accordance with the Company’s risk management strategy. Attributable transaction costs are recognized in profit or loss when incurred. FVTPL are measured at fair value, and changes are recognized in profit or loss.

Held‐to‐maturity (“HTM”)

These assets are non‐derivative financial assets with fixed or determinable payments and fixed maturities that the Company’s management has the intention and ability to hold to maturity. These assets are measured at amortized cost using the effective interest method. If there is objective evidence that the asset is impaired, determined by reference to external credit ratings and other relevant indicators, the financial asset is measured at the present value of estimated future cash flows. Any changes to the carrying amount of the investment, including impairment losses, are recognized in profit or loss.

Loans and receivables

Loans and receivables are financial assets with fixed or determinable payments that are not quoted on an active market. Such assets are initially recognized at fair value plus any directly attributable transaction costs. Subsequent to initial recognition, loans and receivables are measured at amortized cost using the effective interest method, less any impairment losses.

Available‐for‐sale (“AFS”)

Non‐derivative financial assets not included in the above categories are classified as available‐for‐sale. They are carried at fair value with changes in fair value recognized directly in equity. Where a decline in the fair value of an available‐for‐sale financial asset constitutes objective evidence of impairment, the amount of the loss is removed from equity and recognized in profit or loss.

SILVERCREST MINES INC. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Expressed in United States Dollars) YEARS ENDED DECEMBER 31, 2012 and 2011	TSX.V:SVL NYSE MKT:SVLC

2.     SIGNIFICANT ACCOUNTING POLICIES (continued)

The Company classified its financial assets as follows:

‐ Cash and cash equivalents and designated cash are classified as FVTPL.

- Short term investments are classified as held to maturity.

‐ Amounts receivable and taxes receivable are classified as loans and receivables.

Financial liabilities

Financial liabilities are classified into one of two categories:

‐ Fair value through profit or loss; and

‐ Other financial liabilities.

Fair value through profit or loss

This category comprises derivatives, or liabilities, acquired or incurred principally for the purpose of selling or repurchasing it in the near term. They are carried in the statement of financial position at fair value with changes in fair value recognized in profit or loss.

Other financial liabilities

This category includes accounts payable and accrued liabilities and long-term debt, all of which are recognized at amortized cost.

The Company classified its financial liabilities as follows:

‐ Derivative instruments are classified as FVTPL.

‐ Accounts payable and accrued liabilities are classified as other financial liabilities.

Impairment of financial assets

Financial assets, other than those at FVTPL, are assessed for indicators of impairment at the end of each reporting period. Financial assets are impaired when there is objective evidence that, as a result of one or more events that occurred after the initial recognition of the financial assets, the estimated future cash flows of the investments have been impacted.

For all financial assets, objective evidence of impairment could include:

- significant financial difficulty of the issuer or counterparty; or

- default or delinquency in interest or principal payments; or

- it becoming probable that the borrower will enter bankruptcy or financial re‐organization.

For certain categories of financial assets, such as receivables, assets that are assessed not to be impaired individually are subsequently assessed for impairment on a collective basis. The carrying amount of financial assets is reduced by the impairment loss directly for all financial assets with the exception of receivables, where the carrying amount is reduced through the use of an allowance account. When a receivable is considered uncollectible, it is written off against the allowance account. Subsequent recoveries of amounts previously written off are credited against the allowance account. Changes in the carrying amount of the allowance account are recognized in profit or loss.

If, in a subsequent period, the amount of the impairment loss decreases and the decrease can be related objectively to an event occurring after the impairment was recognized, the previously recognized impairment loss is reversed through profit or loss to the extent that the carrying amount of the investment at the date the impairment is reversed does not exceed what the amortized cost would have been had the impairment not been recognized.

Related party transactions

Parties are considered to be related if one party has the ability, directly or indirectly, to control the other party or exercise significant influence over the other party in making financial and operating decisions. Parties are also considered to be related if they are subject to common control, and related parties may be individuals or corporate entities. A transaction is considered to be a related party transaction when there is a transfer of resources or obligations between related parties.

SILVERCREST MINES INC. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Expressed in United States Dollars) YEARS ENDED DECEMBER 31, 2012 and 2011	TSX.V:SVL NYSE MKT:SVLC

3.	NEW STANDARDS NOT YET ADOPTED

The International Accounting Standards Board (“IASB”) issued the following pronouncements that are effective for years beginning January 1, 2013, or later and may affect the Company’s future financial statements. Management is currently assessing the impact of these pronouncements and does not expect the application to have a pervasive impact on accounting procedures or other business activities.

IFRS 9 - Financial Instruments (“IFRS 9”) - In November 2009, the IASB issued IFRS 9 Financial Instruments as the first step in its project to replace IAS 39 Financial Instruments: Recognition and Measurement. IFRS 9 retains but simplifies the mixed measurement model, and establishes two primary measurement categories for financial assets: amortized cost and fair value. The basis of classification depends on an entity’s business model and the contractual cash flow of the financial asset. Classification is made at the time the financial asset is initially recognized, namely when the entity becomes a party to the contractual provisions of the instrument. IFRS 9 amends some of the requirements of IFRS 7 Financial Instruments: Disclosures, including added disclosures about investments in equity instruments measured at fair value in Other Comprehensive Income, and guidance on financial liabilities and derecognition of financial instruments. In December 2011, the IASB issued an amendment that adjusted the mandatory effective date of IFRS 9 from January 1, 2013 to January 1, 2015.

IFRS 10 - Consolidated Financial Statements (“IFRS 10”) - In May 2011, the IASB issued IFRS 10 Consolidated Financial Statements to replace IAS 27 Consolidated and Separate Financial Statements and SIC 12 Consolidation – Special Purpose Entities. The new consolidation standard changes the definition of control so that the same criteria apply to all entities, both operating and special purpose entities, to determine control. The revised definition focuses on the need to have both power and variable returns before control is present. IFRS 10 must be applied starting January 1, 2013.

IFRS 11 - Joint Arrangements (“IFRS 11”) - In May 2011, the IASB issued IFRS 11 Joint Arrangements to replace IAS 31, Interests in Joint Ventures. The new standard defines two types of arrangements: Joint Operations and Joint Ventures. Focus is on the rights and obligations of the parties involved to reflect the joint arrangement, thereby requiring parties to recognize the individual assets and liabilities to which they have rights or for which they are responsible, even if the joint arrangement operates in a separate legal entity. IFRS 11 must be applied starting January 1, 2013.

IFRS 12 - Disclosure of Interests in Other Entities (“IFRS 12”) -  In May 2011, the IASB issued IFRS 12 Disclosure of Interests in Other Entities to create a comprehensive disclosure standard to address the requirements for subsidiaries, joint arrangements and associates including the reporting entity’s involvement with other entities. It also includes the requirements for unconsolidated structured entities (i.e. special purpose entities). IFRS 12 must be applied starting January 1, 2013.

IFRS 13 - Fair Value Measurement (“IFRS 13”) -  In May 2011, the IASB issued IFRS 13 Fair Value Measurement as a single source of guidance for all fair value measurements required by IFRS to reduce the complexity and improve consistency across its application. The standard provides a definition of fair value and guidance on how to measure fair value as well as a requirement for enhanced disclosures. IFRS 13 must be applied starting January 1, 2013.

IFRIC 20 - Stripping Costs in the Production Phase of a Surface Mine (“IFRIC 20”) - In October 2011, the IASB issued IFRIC 20 Stripping Costs in the Production Phase of a Surface Mine. IFRIC 20 provides guidance on the accounting for the costs of stripping activity in the production phase of surface mining when two benefits accrue to the entity from the stripping activity: useable ore that can be used to produce inventory and improved access to further quantities of material that will be mined in future periods. IFRIC 20 must be applied starting January 1, 2013.

IAS 32 – Financial Instruments: Presentation (“IAS 32”) - The IASB amended IAS 32, “Financial Instruments: Presentation” to clarify certain aspects because of diversity in application of the requirements on offsetting, focused on four main areas:

•	the meaning of ‘currently has a legally enforceable right of set-off’;
•	the application of simultaneous realization and settlement;
•	the offsetting of collateral amounts; and
•	the unit of account for applying the offsetting requirements.

The amended standard is effective for annual periods beginning on or after January 1, 2014.

SILVERCREST MINES INC. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Expressed in United States Dollars) YEARS ENDED DECEMBER 31, 2012 and 2011	TSX.V:SVL NYSE MKT:SVLC

4.      MANAGEMENT OF CAPITAL

The Company’s objective when managing capital is to safeguard the Company’s ability to continue as a going concern in order to support normal operating requirements at the Santa Elena Mine, continue the exploration and evaluation of its mineral properties and support any expansionary plans.

The Company considers items in its shareholders’ equity as capital.

The Company manages and adjusts its capital structure when changes to the risk characteristics of the underlying assets or changes in economic conditions occur. To maintain or adjust the capital structure, the Company may attempt to issue new equity, dispose of certain of its assets or issue debt.

In order to facilitate the management of its capital requirements, the Company prepares annual expenditure budgets which are revised periodically based on the results of its operations at the Santa Elena Mine, exploration programs, availability of financing and industry conditions. Annual and materially updated budgets are approved by the Board of Directors. There are no external restrictions on management of capital.

The Company’s investment policy is to invest any excess cash in liquid short-term interest-bearing instruments. When utilized, these instruments are selected with regard to the expected timing of expenditures from continuing operations. The Company expects to have sufficient capital resources to meet its planned operational expenses, capital expenditures, administrative overhead expenses and exploration plans for 2013. Actual funding requirements may vary from those planned due to a number of factors, including the progress of operations at the Santa Elena Mine and other exploration and development activities. The Company believes it will be able to raise capital as required in the long term, but recognizes there will be risks involved that may be beyond its control.

5.      INVENTORY

	2012	2011
Silver and gold in process	$9,830,516	$7,074,079
Finished goods - dore bars	1,440,163	1,545,042
Supplies	961,073	674,640
	$12,231,752	$9,293,761

SILVERCREST MINES INC. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Expressed in United States Dollars) YEARS ENDED DECEMBER 31, 2012 and 2011	TSX.V:SVL NYSE MKT:SVLC

6.      PROPERTY, PLANT AND EQUIPMENT

	Santa Elena Mine		Santa Elena Mine	Corporate	Total
	Equipment	Mining Assets	Expansion in	Office
			Progress
Cost
Balance at January, 1, 2011	$17,489,958	$20,516,911	$-	$29,395	$38,036,264
Additions	1,450,589	4,849,422	2,025,614	40,844	8,366,469
Sales of silver and gold (1)	-	(4,856,037)	-	-	(4,856,037)
Inventory adjustment (2)	-	(3,710,287)	-	-	(3,710,287)
Balance at December 31, 2011	18,940,547	16,800,009	2,025,614	70,239	37,836,409
Additions	1,703,920	919,997	14,123,843	38,578	16,786,338
Balance at December 31, 2012	$20,644,467	$17,720,006	$16,149,457	$108,817	$54,622,747

Accumulated depreciation and depletion
Balance at January, 1, 2011	$674,716	$-	$-	$15,947	$690,663
Charge for the year	2,301,393	1,982,393	-	13,062	4,296,848
Balance at December 31, 2011	2,976,109	1,982,393	-	29,009	4,987,511
Charge for the year	2,445,144	3,685,825	-	58,314	6,189,283
Balance at December 31, 2012	$5,421,253	$5,668,218	$-	$87,323	$11,176,794

Carrying amounts
At December 31, 2011	$15,964,438	$14,817,616	$2,025,614	$41,230	$32,848,898

At December 31, 2012	$15,223,214	$12,051,788	$16,149,457	$21,494	$43,445,953

(1) Sales of silver and gold consist of revenue recorded in the first quarter of 2011, before commencement of commercial production and include $3,810,044 in cash, $180,955 from amortization of deferred revenue and $865,038 from derivative revenue recorded.

(2) During the quarter ended June 30, 2011, the Company made an adjustment of $3,710,287 to the Santa Elena Mine Assets carrying value, to reflect the opening inventory position as of April 1, 2011 relating to finished goods and silver and gold contained in process.

SILVERCREST MINES INC. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Expressed in United States Dollars) YEARS ENDED DECEMBER 31, 2012 and 2011	TSX.V:SVL NYSE MKT:SVLC

7.      EXPLORATION AND EVALUATION ASSETS

Title to mineral properties involves certain inherent risks due to the difficulties of determining the validity of certain claims as well as the potential for problems arising from the frequently ambiguous conveyancing history characteristic of many mineral properties. The Company has investigated title to all of its mineral properties and, to the best of its knowledge, title to all of its properties are in good standing except as otherwise disclosed. However, this should not be considered as a guarantee of title. The mineral properties may be subject to prior claims or agreements, or transfers and rights of ownership may be affected by undetected defects.

2012	MEXICO		2012
	Cruz de Mayo	La Joya	Total
Balance at December 31, 2011	$1,697,295	$2,655,009	$4,352,304
Additions
Acquisition and option payments	$50,000	$110,000	$160,000
Deferred exploration costs:
Depreciation	-	17,968	17,968
Assays	73,912	490,080	563,992
Drilling	605,898	3,133,341	3,739,239
Exploration and general	111,951	1,079,953	1,191,904
Professional fees	-	32,783	32,783
Salaries	117,661	273,016	390,677
Technical consulting and services	165,666	444,529	610,195
Subtotal, 2012 additions	1,125,088	5,581,670	6,706,758

Balance at December 31, 2012	$2,822,383	$8,236,679	$11,059,062

2011	MEXICO		2011
	Cruz de Mayo	La Joya	Total
Balance at December 31, 2010	$1,257,944	$471,059	$1,729,003
Additions
Acquisition and option payments	$45,000	$160,000	$205,000
Deferred exploration costs:
Depreciation	-	7,858	7,858
Assays	5,097	70,402	75,499
Drilling	97,321	891,620	988,941
Exploration and general	220,785	691,260	912,045
Professional fees	-	5,528	5,528
Salaries	45,988	43,257	89,245
Technical consulting and services	25,160	314,025	339,185
Subtotal, 2011 additions	439,351	2,183,950	2,623,301

Balance at December 31, 2011	$1,697,295	$2,655,009	$4,352,304

SILVERCREST MINES INC. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Expressed in United States Dollars) YEARS ENDED DECEMBER 31, 2012 and 2011	TSX.V:SVL NYSE MKT:SVLC

7.      EXPLORATION AND EVALUATION ASSETS (continued)

Cruz de Mayo Project, Mexico

The Company purchased a 100% interest in certain mineral concessions, located in Sonora State, Mexico, in 2004, and on November 19, 2010, finalized an assignment agreement to acquire a 100% interest in the El Guereguito concession in the same state. The Company has the right to acquire the 100% interest in the El Guereguito concession by making the following staged option payments totaling $1,000,000.

	El Guereguito
November 19, 2010	$20,000	(paid)
May 19, 2011	20,000	(paid)
November 19, 2011	25,000	(paid)
November 19, 2012	50,000	(paid)
November 19, 2013	50,000
	165,000
$50,000 on each anniversary date after November 19, 2013	835,000
TOTAL	$1,000,000

The Company has the right to make early payment with no additional consideration. There is a 2.5% NSR royalty which ceases on cumulative payments of $1,000,000.

La Joya Project, Mexico

During 2010, the Company entered into agreements to acquire a 100% interest in the La Joya Project located southeast of Durango City, Durango State, Mexico.

On June 21, 2010, the Company entered into the “La Joya West” agreement for purchase and sale. The Company has the right to acquire a 100% interest in certain mineral concessions by making the following staged payments totaling $2,680,000 over a period of 3 years.

	La Joya West
June 21, 2010	$20,000	(paid)
October 21, 2010	20,000	(paid)
April 21, 2011	60,000	(paid)
October 21, 2011	80,000	(paid)
June 21, 2013	2,500,000
TOTAL	$2,680,000

The final $2,500,000 payment can be settled as follows: $1,250,000 in shares or by a combination of cash and shares at the Company’s discretion and $1,250,000 by a negotiated combination of cash and shares. The Company is required to incur $200,000 of exploration expenditures annually. There is a 2% NSR royalty from production of minerals.

On November 25, 2010, the Company entered into the “La Joya East” agreement for purchase and sale. The Company has the right to acquire a 100% interest in certain mineral concessions by making the following staged payments totaling $1,500,000 over a period of 3 years.

	La Joya East
December 31, 2010	$25,000	(paid)
June 30, 2011	20,000	(paid)
December 31, 2011	50,000	(paid)
June 30, 2012	60,000	(paid)
December 31, 2012	70,000	(paid subsequent to year end)
June 30, 2013	100,000
December 31, 2013	1,175,000
TOTAL	$1,500,000

The final $1,175,000 payment can be settled in shares of the Company or by a combination of cash and shares at the Company’s discretion. Of the option payment, $750,000 shall be deemed to be advanced royalty payments made on account of the NSR. There is a 2% NSR royalty from production of minerals.

SILVERCREST MINES INC. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Expressed in United States Dollars) YEARS ENDED DECEMBER 31, 2012 and 2011	TSX.V:SVL NYSE MKT:SVLC

8.     DEFERRED REVENUE

On May 14, 2009, the Company entered into a definitive Purchase Agreement with Sandstorm Gold Ltd. under which the Company’s wholly-owned Mexican subsidiary, Nusantara de Mexico S.A. de C.V., agreed to sell 20% of future gold production from the Santa Elena Project to Sandstorm in exchange for an Upfront Deposit of $12,000,000. The agreement also provides for ongoing per-ounce payments by Sandstorm equal to the lesser of $350 and the prevailing spot gold market price upon delivery of gold. The per ounce price of $350 is subject to an increase of 1% per annum commencing on the 3rd anniversary of the date the Santa Elena Project begins commercial production.

If the Company decides to develop an underground mine on the Santa Elena Project, Sandstorm has the right to purchase 20% of the gold from the underground mine at a per ounce price equal to the lesser of $450 and the prevailing spot gold market price, subject to an increase of 1% per annum beginning on the 3rd anniversary from the date the underground mine begins commercial production. In exchange, Sandstorm will pay 20% of the capital expenditures incurred, related to the gold stream, to determine the economic viability and to construct the underground mine and mill facilities.

The Company provided Sandstorm with a completion guarantee under the agreement and as consideration received 3,500,000 common shares of Sandstorm. The fair value of the shares at the date received was $1,433,129. The shares were sold in April 2010 for proceeds of $2,545,970. The Upfront Deposit and Sandstorm share consideration of $13,433,129 was treated as deferred revenue.

During the year ended December 31, 2012, the Company recorded revenue of $5,053,018 (2011 – $3,481,657 of which $344,252 was capitalized) related to approximately 6,967 gold ounces (2011 – 4,793) delivered to Sandstorm which consisted of $2,438,420 (2011 – $1,677,306) received in cash and $2,614,598 (2011 - $1,804,351) from amortization of deferred revenue.

Details of changes in the balance are as follows:

	Upfront Deposit	Sandstorm Shares	Total Deferred Revenue

As at December 31, 2010	$11,942,689	$1,426,285	$13,368,974
Delivery of gold	(1,611,851)	(192,500)	(1,804,351)
As at December 31, 2011	10,330,838	1,233,785	11,564,623
Less current portion	(2,291,425)	(273,659)	(2,565,084)
Deferred revenue	$8,039,413	$960,126	$8,999,539

As at December 31, 2011	$10,330,838	$1,233,785	$11,564,623
Delivery of gold	(2,335,657)	(278,942)	(2,614,599)
As at December 31, 2012	7,995,181	954,843	8,950,024
Less current portion	(2,212,649)	(264,251)	(2,476,900)
Deferred revenue	$5,782,532	$690,592	$6,473,124

9.      ASSET RETIREMENT OBLIGATIONS

Asset retirement obligations relate to the operation of the Santa Elena, Cruz de Mayo and La Joya Projects.

Details are as follows:

	2012	2011
Balance, beginning of year	$3,025,742	$1,486,482
Change in obligations	990,120	1,442,916
Accretion expense	-	96,344
Balance, end of year	$4,015,862	$3,025,742

The fair value of the estimated future expenditures as at December 31, 2012, has been estimated to be $4,015,862 (2011 - $3,025,742). In determining the fair value of the asset retirement obligation, the Company has assumed a long-term inflation rate of 4.9% (2011 – 4.7%), a discount rate of 5.69% (2011 – 5.75%) and projected mine life of 8 years.

In view of uncertainties concerning asset retirement obligations, the ultimate costs could be materially different from the amounts estimated. The estimate of future asset retirement obligations is subject to change based on amendments to applicable laws and legislation. Future changes in asset retirement obligations, if any, could have a significant impact.

SILVERCREST MINES INC. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Expressed in United States Dollars) YEARS ENDED DECEMBER 31, 2012 and 2011	TSX.V:SVL NYSE MKT:SVLC

10.    DERIVATIVE INSTRUMENTS

Details are as follows:

	Hedging Facility	European Gold Call Option	Total Derivative Instrument Liability
As at December 31, 2010	$26,245,264	$2,223,579	$28,468,843
Delivery of gold	(13,081,984)	-	(13,081,984)
Changes in mark-to-market value	10,700,927	797,030	11,497,957
Cash settlement	-	(3,020,609)	(3,020,609)
As at December 31, 2011	23,864,207	-	23,864,207
Less current portion	(5,722,320)	-	(5,722,320)
Derivative instruments	$18,141,887	$-	$18,141,887

As at December 31, 2011	$23,864,207	$-	$23,864,207
Delivery of gold	(4,448,553)	-	(4,448,553)
Changes in mark-to-market value	3,839,146	-	3,839,146
Cash settlement	(23,254,800)	-	(23,254,800)
As at December 31, 2012	$-	$-	$-

Macquarie Bank Limited – Hedging Facility

On June 12, 2009, the Company implemented a gold price protection program (“Hedging Facility”) for the Santa Elena Mine which was a requirement under the Project Loan (retired during fiscal 2011). The Hedging Facility was comprised of 55,000 ounces of gold sold forward at $926.50 per ounce.  The Company made scheduled deliveries of 26,000 ounces of gold into the Hedging Facility from November 2010 to August 2012. On November 7, 2012, the Company settled the remaining 29,000 ounces for $23,254,800 in cash. The Company has no further obligations under the Project Loan facility with Macquarie Bank Limited (“MBL”).

In connection with the hedging facility, the Company was required to have available cash reserves of a minimum of their aggregate operating and capital costs to be extended at the Santa Elena Mine; accordingly the Company had reserved $1,450,000 related to the funding obligation as of December 31, 2011.

The Company did not hold this derivative instrument for trading purposes. The Company determined that this program constituted an effective economic hedge for the Santa Elena Mine; however, it did not meet the requirements for hedge accounting under IFRS. Financial derivative instruments, those which do not qualify for hedge accounting, are required under IFRS to be recorded at fair value (marked-to-market) at the financial position date, and the resulting gains or losses are to be included in the statement of operations and comprehensive earnings.

Derivatives impact on statement of operations	2012	2011
Fair value marked-to-market change on derivatives	$3,839,146	$11,497,957
Derivative revenue recorded (note 12)	(4,448,553)	(12,216,947)
Net derviatives impact on statement of operations	$(609,407)	$(718,990)

During the year ended December 31, 2012, the Company recorded in the statement of operations and comprehensive earnings an unrealized non-cash loss of $3,839,146 (2011 - $11,497,957) related to changes in the fair value of open derivative contracts. The Company recorded derivative revenue of $4,448,553 (2011 - 12,216,947) related to 6,484 (2011 – 16,903) gold ounces delivered into the Hedging Facility, resulting in a net gain on the statement of operations of $609,407 (2011 – $718,990).

In June 2009, as partial consideration for a Credit Agreement with MBL, the Company granted MBL a European gold call option for 5,000 ounces of gold at a strike price of $1,000 per ounce with an option expiry date of June 13, 2012. In fiscal 2011, the Company settled the entire European gold call option for $3,020,609 in cash.

SILVERCREST MINES INC. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Expressed in United States Dollars) YEARS ENDED DECEMBER 31, 2012 and 2011	TSX.V:SVL NYSE MKT:SVLC

11.      CAPITAL STOCK AND RESERVES

The Company’s authorized capital stock consists of an unlimited number of common shares and an unlimited number of preferred shares without par value.  At December 31, 2012, the Company had 105,892,129 common shares outstanding and no preferred shares outstanding.

	Capital Stock		Reserves
	Common	Amount	Share-Based
	Shares		Payments
Balance at January 1, 2011	66,877,929	$33,630,810	$3,665,997
Warrants exercised	562,500	1,085,475	(200,775)
Fair value of Underwriters warrants	-	(401,550)	401,550
Stock options exercised	943,750	1,102,108	(373,303)
Offering	18,750,000	30,924,000	-
Share issuance costs	-	(2,111,836)	-
Share-based compensation	-	-	1,573,322
Balance at December 31, 2011	87,134,179	$64,229,007	$5,066,791
Warrants exercised	5,052,200	6,321,771	(1,726,724)
Stock options exercised	176,000	364,659	(106,527)
Offering	13,529,750	34,521,563	-
Share issuance costs	-	(2,190,227)	-
Share-based compensation	-	-	1,477,301
Balance at December 31, 2012	105,892,129	$103,246,773	$4,710,841

On October 30, 2012, the Company completed a prospectus offering for total gross proceeds of CAD$34,500,863 ($34,521,563). The Company issued a total of 13,529,750 common shares at a price of CAD$2.55 per share. The offering was co-led by Dundee Securities Ltd. and Canaccord Genuity Corp. and included ROTH Capital Partners, LLC (together, the “Underwriters”). The Underwriters received a cash commission equal to 5.5% of the gross proceeds of the offering.

For the year ended December 31, 2012, 5,000,000 warrants related to the November 2009, MBL Project Loan Facility were exercised at CAD$0.90 for gross proceeds of $4,511,025.  In addition 52,200 warrants related to the May 2011, offering were exercised at CAD$1.60 for gross proceeds of $84,022.  Accordingly $1,726,724 was transferred from share-based payments reserve to capital stock.  The Company issued 176,000 common shares between CAD$1.39 and CAD$1.60, for gross proceeds of $258,132, related to the exercise of stock options.  Accordingly, $106,527 was transferred from share-based payments reserve to capital stock.

On May 19, 2011, the Company completed a prospectus offering for total gross proceeds of CAD$30,000,000 ($30,924,000). The Company issued a total of 18,750,000 common shares of the Company at a price of CAD$1.60 per share. The offering was underwritten by Canaccord Genuity Corp. and Jennings Capital Inc. (together, the “Underwriters”). The Underwriters received a cash commission equal to 6% of the gross proceeds of the offering and 1,125,000 compensation warrants, each compensation warrant entitling the Underwriters to purchase one common share of the Company at a price of CAD$1.60 for a term of 24 months. The fair value of the warrants of $401,550 was calculated using the Black-Scholes option pricing model with the following assumptions: risk-free interest rate 1.69%, expected dividend yield 0%, expected stock price volatility 54.16%, and expected life of 2 years.

For the year ended December 31, 2011, 562,500 warrants related to the May 2011, offering were exercised at CAD$1.60 for gross proceeds of $884,700. Accordingly $200,775 was transferred from share-based payments reserve to capital stock. The Company issued 943,750 common shares between CAD$0.50 and CAD$1.05, for gross proceeds of $728,805, related to the exercise of stock options. Accordingly, $373,303 was transferred from share-based payments reserve to capital stock.

SILVERCREST MINES INC. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Expressed in United States Dollars) YEARS ENDED DECEMBER 31, 2012 and 2011	TSX.V:SVL NYSE MKT:SVLC

11.           CAPITAL STOCK AND RESERVES (continued)

Stock options

The Company has a stock option plan under which it is authorized to grant stock options to executive officers and directors, employees and consultants, enabling them to acquire up to 10% of the issued and outstanding common stock of the Company. The exercise price of each option equals the market price of the Company's stock as calculated on the date of the grant. The options can be granted for a maximum term of 10 years, and certain options to employees and consultants vest over periods of time, determined by the board of directors. Options granted to investor relations consultants shall vest over a period of at least 1 year.

Stock option transactions and the number of stock options outstanding and exercisable are summarized as follows:

	Number	Weighted Average
	of Options	Exercise Price - CAD$
As at December 31, 2010	4,900,000	$0.93
Issued	2,415,000	$1.62
Exercised	(943,750)	$0.72
Forfeited	(56,250)	$1.50
As at December 31, 2011	6,315,000	$1.22
Issued	1,760,000	$2.60
Exercised	(176,000)	$1.45
Forfeited	(49,000)	$1.60
Expired	(50,000)	$1.20
As at December 31, 2012	7,800,000	$1.53

		Options Outstanding			Options Exercisable
Exercise Price - CAD$	Expiry Date	Number of Shares Issuable on Exercise	Weighted Average Remaining Life (Years)	Weighted Average Exercise Price - CAD$	Number of Shares Issuable on Exercise	Weighted Average Exercise Price - CAD$
1.39	January 7, 2013	75,000	0.02	$1.39	75,000	$1.39
1.27	March 28, 2013	850,000	0.24	$1.27	850,000	$1.27
1.03	July 14, 2013	850,000	0.53	$1.03	850,000	$1.03
1.60	November 7, 2013	240,000	0.85	$1.60	180,000	$1.60
0.45	January 8, 2014	100,000	1.02	$0.45	100,000	$0.45
0.50	July 22, 2014	750,000	1.56	$0.50	750,000	$0.50
0.80	October 21, 2014	100,000	1.81	$0.80	100,000	$0.80
1.05	September 10, 2015	1,050,000	2.69	$1.05	1,050,000	$1.05
1.94	February 15, 2016	175,000	3.13	$1.94	175,000	$1.94
1.17	June 17, 2016	200,000	3.46	$1.17	200,000	$1.17
1.65	August 2, 2016	1,450,000	3.59	$1.65	1,087,500	$1.65
1.60	November 7, 2016	200,000	3.85	$1.60	150,000	$1.60
2.60	December 5, 2017	1,760,000	4.93	$2.60	440,000	$2.60
		7,800,000	2.70	$1.53	6,007,500	$1.28

Share-based compensation

The Company granted 1,760,000 (2011 – 2,415,000) incentive stock options with a weighted average fair value per option granted of CAD$1.35 (2011 – CAD$0.88) for a total fair value of $2,343,180 (2011 – $2,110,058).

The following weighted average assumptions were used for the Black-Scholes valuation of stock options.

Risk-free interest rate	1.21%	1.74%
Expected dividend yield	-	-
Expected stock price volatility	70.89%	68.0%
Expected forfeiture rate	1.33%	0.55%
Expected option lives	4.34years	4.37years

SILVERCREST MINES INC. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Expressed in United States Dollars) YEARS ENDED DECEMBER 31, 2012 and 2011	TSX.V:SVL NYSE MKT:SVLC

11.           CAPITAL STOCK AND RESERVES (continued)

The risk-free rate of return is the yield on a zero-coupon Canadian Treasury Bill of a term consistent with the assumed option life. The expected stock price volatility is based on the Company’s historical prices. The expected average option term is the average expected period to exercise, based on historical activity patterns.

The total share-based compensation recognized during the year ended December 31, 2012, under the fair value method, was $1,477,301 (2011 - $1,573,322).

Warrants

Warrant transactions and the number of warrants outstanding are as follows:

		Weighted Average
	Number of Warrants	Exercise Price - CAD$	Expiry Date
As at December 31, 2010	5,000,000	$0.90
Issued	1,125,000	$1.60
Exercised	(562,500)	$1.60
As at December 31, 2011	5,562,500	$0.97
Exercised	(5,052,200)	$0.91
As at December 31, 2012	510,300	$1.60	May 19, 2013

12.      REVENUES

	2012	2011
Gold revenue - spot prices	$36,422,735	$697,400
Gold revenue - Hedging Facility (1)	10,448,896	30,460,233
Gold revenue - Sandstorm (2)	5,053,018	3,481,657
Silver revenue	18,595,436	12,086,871
	70,520,085	46,726,161
Capitalized to Santa Elena Mine (3)	-	(4,856,037)
	$70,520,085	$41,870,124

In accordance with IFRS, revenue is recorded at fair value, which for gold and silver is the market spot price on the date revenue is recognized.

(1) The Company delivered 6,484 gold ounces into the Hedging Facility during 2012 (2011 - 18,769), at an average realized price of $925.23 (2011 - $925.90). Included in gold revenue is $4,448,553 (2011 - $13,081,984) which is the realized difference between market spot price as at the date of delivery and the hedge price of $926.50 per ounce applied to 6,484 (2011 - 18,769) gold ounces. The Company recorded the corresponding reduction of $4,448,553 (2011 - $13,081,984) in derivative instruments liability (note 10).

(2) The Company recorded $5,053,018 (2011 - $3,481,657) related to the delivery of 6,967 (2011 - 4,793) gold ounces to Sandstorm, which consists of $2,438,420 (2011 - $1,677,306) received in cash and $2,614,598 (2011 - $1,804,351) relating to amortization of deferred revenue (note 8).

(3) Prior to commencement of commercial production, April 1, 2011, proceeds from the sale of silver and gold were capitalized to the Santa Elena Mine (note 6).

SILVERCREST MINES INC. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Expressed in United States Dollars) YEARS ENDED DECEMBER 31, 2012 and 2011	TSX.V:SVL NYSE MKT:SVLC

13.      COST OF SALES

	2012	2011
Mining	$9,589,058	$7,250,918
Crushing	3,641,061	3,450,067
Processing	3,760,974	2,903,087
General and administrative	3,710,670	3,108,096
	20,701,763	16,712,168
Capitalized to Santa Elena Mine (1)	-	(2,708,439)
Inventory adjustment	(2,394,082)	(4,476,841)
	$18,307,681	$9,526,888
(1) Prior to commencement of commercial production, April 1, 2011, mine operating expenses were capitalized to the Santa Elena Mine.

14.      GENERAL AND ADMINISTRATIVE

	2012	2011
Remuneration (note 17)	$2,285,866	$1,695,523
Professional fees (note 17)	679,060	647,301
General exploration	133,750	123,958
Regulatory	191,571	85,449
Shareholder and investor relations	554,030	377,914
Trade shows and travel	645,788	347,676
Other corporate expenses	489,064	297,209
Mexico corporate expenses	589,453	518,408
	$5,568,582	$4,093,438

15.      EARNINGS PER COMMON SHARE

The following table sets forth the computation of basic and diluted earnings per share:

	2012	2011
Numerator
Net earnings for the year	$30,475,744	$9,456,419

Denominator
For basic - weighted average number of common shares outstanding	91,959,307	78,909,624
Effect of dilutive stock options and warrants	3,090,652	3,928,162
For diluted - adjusted weighted average number of common shares outstanding	95,049,959	82,837,786

Earnings per common share
Basic	$0.33	$0.12
Diluted	$0.32	$0.11

SILVERCREST MINES INC. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Expressed in United States Dollars) YEARS ENDED DECEMBER 31, 2012 and 2011	TSX.V:SVL NYSE MKT:SVLC

16.   RELATED PARTY TRANSACTIONS

The Company entered into the following transactions with related parties:

Legal Fees

Paid or accrued $164,861 (2011 - $101,949) for legal fees, which were included in professional fees, recognized $32,336 (2011 - $39,472) in share-based payments, and paid $106,482 (2011 - $108,177) for share issuance costs to a law firm of which an officer of the Company is a partner.

Key Management Compensation

	2012	2011
Salaries and short-term benefits (1)	$1,365,881	$1,125,524
Directors' fees	85,352	67,785
Share-based payments	977,976	1,068,774
	$2,429,209	$2,262,083
(1) Total remuneration paid to the President, Chief Operating Officer and Chief Financial Officer of SilverCrest.

Other transactions

Paid $188,915 (2011 - $98,854) for technical and administrative services and recognized $94,564 (2011 - $41,423) in share-based payments to close members of the families of individuals who are part of key management personnel.

17.           SUPPLEMENTAL DISCLOSURE WITH RESPECT TO CASH FLOWS

Supplemental disclosure of significant non-cash transactions is provided in the following table:

	2012	2011
Non-cash investing and financing activities
Capitalized to property, plant and equipment
Asset retirement obligation	$815,119	$1,242,916
Accounts payable and accrued liabilities	$1,029,963	$-
Sales of gold	$-	$(1,045,993)
Finance charges	$-	$95,023

Capitalized to exploration and evaluation assets
Asset retirement obligation	$175,000	$200,000
Accounts payable and accrued liabilities	$367,011	$422,737

18.      COMMITMENTS

The Company has entered into a number of contractual commitments related to design and acquisition of plant and equipment for the Santa Elena Expansion Project. At December 31, 2012, these commitments totaled approximately $10,670,000 ($2,030,000 paid), all of which are expected to fall due over the next 12 months. Subsequent to December 31, 2012, the Company entered into additional contractual commitments related to the Santa Elena Expansion Project totaling approximately $10,400,000, which cumulatively amounts to $21,070,000 ($7,375,000 paid). Office lease commitments at the Vancouver and Hermosillo offices for the next 12 months total $140,917.

SILVERCREST MINES INC. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Expressed in United States Dollars) YEARS ENDED DECEMBER 31, 2012 and 2011	TSX.V:SVL NYSE MKT:SVLC

19.      FINANCIAL INSTRUMENTS

The Company is exposed to various financial instrument risks and assesses the impact and likelihood of this exposure.  These risks include liquidity risk, credit risk, foreign currency risk, interest rate risk and price risk. Where material, these risks are reviewed and monitored by the Board of Directors.

a.	Liquidity Risk

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they fall due. The Company has in place a planning and budgeting process to help determine the funds required to ensure the Company has the appropriate liquidity to meet its operating and growth objectives. The Company maintains adequate cash balances in order to meet short and long term business requirements, after taking into account cash flows from operations, and believes that these sources will be sufficient to cover the likely short and long term cash requirements. The Company’s cash is invested in business accounts with quality financial institutions and is available on demand for the Company’s programs, and is not invested in any asset backed commercial paper.

b.	Credit Risk

Credit risk is the risk of potential loss to the Company if the counterparty to a financial instrument fails to meet its contractual obligations. The Company’s credit risk is primarily attributable to its liquid financial assets including cash and cash equivalents, short term investments and value added taxes receivable. The Company limits exposure to credit risk on liquid financial assets through maintaining its cash and cash equivalents and short term investments with high-credit quality financial institutions. Receivables are due primarily from government agencies in Canada and Mexico.

   c.  Foreign Currency Risk

The Company operates in Canada and Mexico, and is therefore exposed to foreign exchange risk arising from transactions denominated in a foreign currency. The operating results and the financial position of the Company are reported in United States dollars. The fluctuations of the operating currencies in relation to the United States dollar will, consequently, have an impact upon the reporting results of the Company, and may also affect the value of the Company’s assets and liabilities. The Company has not entered into any agreements or purchased any instruments to hedge possible currency risks at this time.

At December 31, 2012, the Company is exposed to foreign currency risk through the following financial assets and liabilities held in the following United States dollar equivalents:

	Canadian Dollar	US Dollar	Mexican Peso	Total
Cash and cash equivalents	$4,662,882	$23,330,312	$153,855	$28,147,049
Short term investments	-	20,000,000	-	20,000,000
Amounts receivable	309,707	184,674	2,623	497,004
Value added taxes receivable	-	-	6,355,457	6,355,457
Total Assets	4,972,589	43,514,986	6,511,935	54,999,510

Accounts payable and accrued liabilities	972,464	1,575,816	1,027,762	3,576,042
Total Liabilities	972,464	1,575,816	1,027,762	3,576,042

Net Assets	$4,000,125	$41,939,170	$5,484,173	$51,423,468

Based on the above net exposures at December 31, 2012, a 10% appreciation (depreciation) of the United States dollar against the Canadian dollar and Mexican Peso, with all other variables held constant, would result in approximately a $948,000 decrease (increase) in the Company’s comprehensive earnings for the year.

SILVERCREST MINES INC. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Expressed in United States Dollars) YEARS ENDED DECEMBER 31, 2012 and 2011	TSX.V:SVL NYSE MKT:SVLC

19.      FINANCIAL INSTRUMENTS (continued)

At December 31, 2011, the Company was exposed to foreign currency risk through the following financial assets and liabilities held in the following United States dollar equivalents:

	Canadian Dollar	US Dollar	Mexican Peso	Total
Cash and cash equivalents and designated cash	$8,298,127	$2,849,156	$42,991	$11,190,274
Short term investments	14,749,500	-	-	14,749,500
Amounts receivable	541,104	-	-	541,104
Value added taxes receivable	-	-	3,442,815	3,442,815
Total Assets	23,588,731	2,849,156	3,485,806	29,923,693

Accounts payable and accrued liabilities	387,275	1,785,234	497,378	2,669,887
Taxes payable	-	-	985,000	985,000
Derivative instruments	-	23,864,207	-	23,864,207
Total Liabilities	387,275	25,649,441	1,482,378	27,519,094

Net Assets (Liabilities)	$23,201,456	$(22,800,285)	$2,003,428	$2,404,599

d.    Interest Rate Risk

The Company’s exposure to interest rate risk arises from the interest rate impact on its cash and cash equivalents and short term investments. The Company’s practice has been to invest cash at floating rates of interest, in cash equivalents and short term investments, in order to maintain liquidity, while achieving a satisfactory return for shareholders. There is minimal risk that the Company would recognize any loss as a result of a decrease in the fair value of any term deposit or guaranteed bank investment certificate as they are held with large and stable financial institutions. At December 31, 2012, with all other variables unchanged, a 1 percentage point change in interest rates would not have a significant impact on the Company’s comprehensive earnings for the year.

e.    Price Risk

The Company is exposed to price risk with respect to commodity and equity prices. Equity price risk is defined as the potential adverse impact on the Company’s earnings due to movements in individual equity prices or general movements in the level of the stock market.  Commodity price risk is defined as the potential adverse impact on earnings and economic value due to commodity price movements and volatilities. The commodity price risk could affect the completion of future equity transactions such as equity offerings and the exercise of stock options and warrants. The Company closely monitors commodity prices of precious metals, individual equity movements, and the stock market to determine the appropriate course of action to be taken by the Company.  At December 31, 2012, the Company has not entered into any agreement or purchased any instruments to hedge possible commodity risks.

Financial instruments carrying value and fair value

The Company’s financial instruments consist of cash and cash equivalents, short term investments, amounts receivable, value added taxes receivable and accounts payable and accrued liabilities.

The fair values of amounts receivable and accounts payable and accrued liabilities approximate their carrying values due to the short term to maturities of these financial instruments.

Financial instruments that are measured subsequent to initial recognition at fair value are grouped into a hierarchy based on the degree to which the fair value is observable. Level 1 fair value measurements are derived from unadjusted, quoted prices in active markets for identical assets or liabilities. Level 2 fair value measurements are derived from inputs other than quoted prices included within Level 1 that are observable for the asset or liability directly or indirectly. Level 3 fair value measurements are derived from valuation techniques that include inputs for the asset or liability that are not based on observable market data.

The Company’s cash and cash equivalents and short term investments are classified as Level 1 financial instruments.

SILVERCREST MINES INC. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Expressed in United States Dollars) YEARS ENDED DECEMBER 31, 2012 and 2011	TSX.V:SVL NYSE MKT:SVLC

20.      INCOME TAXES

A reconciliation of income taxes at statutory rates with the reported taxes is as follows:

	2012	2011
Net earnings before taxes	$35,892,744	$10,805,419
Expected income tax	8,973,000	2,863,000
Change in statutory, foreign tax and foreign exchange	2,175,000	(635,000)
Permanent differences	(7,177,000)	93,000
Share issue costs	(550,000)	(533,000)
Adjustment to prior years provision versus statutory	735,000	3,830,000
Change in unrecognized deductible temporary differences	1,261,000	(4,269,000)
Total income tax expense	$5,417,000	$1,349,000

Current income tax expense (1)	$4,156,000	985,000
Deferred tax expense	$1,261,000	364,000

(1)	During 2012, the Company prepaid $1,841,000 in cash and $2,315,000 by compensating value added taxes receivable.

The significant components of the Company’s deferred tax assets and liabilities are as follows:

	2012	2011
Deferred Tax Assets (Liabilities)
Exploration and evaluation assets	$(802,000)	$3,628,000
Property, plant and equipment	(823,000)	(3,992,000)
Net defered tax liability	$(1,625,000)	$(364,000)

The significant components of the Company’s unrecorded deferred tax assets and liabilities are as follows:

	2012	2011
Deferred Tax Assets (Liabilities)
Exploration and evaluation assets	$383,000	$388,000
Property, plant and equipment	44,000	40,000
Canadian eligible capital	203,000	199,000
Allowable capital losses	206,000	-
Share issue costs	791,000	506,000
Deferred revenue	159,000	147,000
Non-capital losses available for future periods	3,124,000	2,467,000
Unused deferred tax assets	$4,910,000	$3,747,000

The significant components of the Company’s temporary differences and unused tax losses are as follows:

	2012	2011	Expiry Date Range
Exploration and evaluation assets	$1,531,000	$1,550,000	No expiry
Property, plant and equipment	174,000	150,000	No expiry
Canadian eligible capital	813,000	795,000	No expiry
Share issue costs	3,164,000	2,024,000	2013-2016
Deferred revenue	636,000	600,000	No expiry
Allowable capital losses	825,000	-	No expiry
Non-capital losses available for future periods
Canada	12,494,000	9,526,000	2014-2032
Mexico	2,000	283,000	2020-2022
Unused temporary differences	$19,639,000	$14,928,000

SILVERCREST MINES INC. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Expressed in United States Dollars) YEARS ENDED DECEMBER 31, 2012 and 2011	TSX.V:SVL NYSE MKT:SVLC

21.      SEGMENTED INFORMATION

The Company has three reportable segments, those being the mine operations at Santa Elena, Mexico; mine exploration and evaluation projects at La Joya and Cruz de Mayo, Mexico; and Corporate. The Corporate segment is responsible for the evaluation and acquisition of new mineral properties, management of cash and cash equivalents and short term investments, financing obligations, regulatory reporting and general corporate activities conducted in Canada and Mexico.

Geographic segment details are as follows:

December 31, 2012	Canada	Mexico	Total
Revenue	$-	$70,520,085	$70,520,085
Property, plant and equipment	21,494	43,424,459	43,445,953
Exploration and evaluation assets	-	11,059,062	11,059,062

December 31, 2011
Revenue	$-	$41,870,124	$41,870,124
Property, plant and equipment	41,230	32,807,668	32,848,898
Exploration and evaluation assets	-	4,352,304	4,352,304

Segmented information is presented as follows:

December 31, 2012	Santa Elena	Other Mexico Projects	Corporate	Total
Revenue	$70,520,085	$-	$-	$70,520,085
Cost of Sales	(18,307,681)	-	-	(18,307,681)
Depletion, depreciation and accretion	(5,872,728)	-	(58,314)	(5,931,042)
Mine operating earnings	46,339,676	-	(58,314)	46,281,362
Other income (expenses)	(4,428,601)	-	(5,960,017)	(10,388,618)
Current income tax expense	(4,156,000)	-	-	(4,156,000)
Deferred tax expense	(1,261,000)	-	-	(1,261,000)
Net income (loss) for the year	$36,494,075	$-	$(6,018,331)	$30,475,744

Property, Plant and Equipment	$43,424,459	$-	$21,494	$43,445,953
Exploration and evaluation assets	$-	$11,059,062	$-	$11,059,062

December 31, 2011	Santa Elena	Other Mexico Projects	Corporate	Total
Revenue	$41,870,124	$-	$-	$41,870,124
Cost of Sales	(9,526,888)	-	-	(9,526,888)
Depletion, depreciation and accretion	(3,386,674)	-		(3,386,674)
Mine operating earnings	28,956,562	-	-	28,956,562
Other income (expenses)	(13,538,203)	-	(4,612,940)	(18,151,143)
Current income tax expense	(985,000)	-	-	(985,000)
Deferred tax expense	(364,000)	-	-	(364,000)
Net income (loss) for the year	$14,069,359	$-	$(4,612,940)	$9,456,419

Property, Plant and Equipment	$32,807,668	$-	$41,230	$32,848,898
Exploration and evaluation assets	$-	$4,352,304	$-	$4,352,304

22.      SUBSEQUENT EVENTS

The following events occurred subsequent to December 31, 2012:

1.
1,550,000 incentive stock options priced between CAD$1.03 and CAD$1.60 per share were exercised for cash proceeds of $1,845,037 and 380,000 warrants were exercised at CAD$1.60 per share for cash proceeds of $601,872.

2.	The Company granted 350,000 incentive stock options to an officer, exercisable at CAD$2.60 per share for a term of 5 years.